

January 22, 2024

Feng Huang
Chief Executive Officer
Li Bang International Corp Inc.
No. 190 Xizhang Road, Gushan Town
Jiangyin City, Jiangsu Province
People's Republic of China

> **Re: Li Bang International Corp Inc.**
> **Amendment No. 8 to Registration Statement on Form F-1**
> **Filed January 19, 2024**
> **File No. 333-262367**

Dear Feng Huang:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2024 letter.

Amendment No. 8 to Registration Statement on Form F-1

Consolidated Statements of Cash Flows, page F-6

1. We note that you have revised your statement of cash flows in response to prior comment 1. Please explain why your auditors did not include an explanatory paragraph regarding the correction of such error and dual date their opinion. Refer to paragraph 16 of PCAOB Auditing Standard ("AS") 2820 and paragraph 18(e) of AS 3101. Also, revise to label the revised amounts "as restated" and to include the disclosures in ASC 250-10-50-7.

        Please contact Chris Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Kauten at 202-551-3447 or Larry Spirgel at 202-551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jason Ye